

June 11, 2014

<u>Via E-Mail</u>
Todd Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

>   **RE: Aspen Insurance Holdings Limited**
>   **Preliminary Proxy Statement filed by Endurance Specialty Holdings Ltd.**
>   **Filed on June 2, 2014**
>   **File No. 001-31909**

Dear Mr. Freed:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   With a view toward revised disclosure, please advise us the purpose of seeking two separate authorizations. Given the disclosure on page 2 that special meetings may be convened if approved by 10% of the voting share capital of Aspen's shares, it is unclear why the second authorization is necessary. Please advise us what consideration has been given to disclosing why the first authorization alone is insufficient for purposes of creating an opportunity to ask shareholders to consider the scheme of arrangement.   Please explain why receipt of the requisite shareholder approval to call a special meeting would not serve as valid evidence for a court to evaluate in making a decision whether or not to order such a meeting.

2.   Explain to us, with a view toward revised disclosure, why the second proposal has been characterized as an "authorization" when, as a matter of law and fact, receiving the requested amount of support for such proposal does not appear to "authorize" the participants to undertake any legal action.

3.   Nothwithstanding the inclusion of an advisory statement that there can be no assurance the Bermuda Supreme Court will order such a meeting even if holders of 15% or more of Aspen's outstanding common shares express support for the scheme, the origin of the 15% amount specified in the de facto condition does not appear to have been disclosed. Revise the disclosure to make clear, should the second proposal continue to be included as part of this solicitation, that the 15% threshold was voluntarily cited by the participants as a minimum condition and that such percentage figure does not represent a legal requirement imposed by the court or other source of authority. Alternatively, revise to cite to the source of authority that specifies 15% as being the minimum percentage necessary for a court to order such a meeting to consider a scheme of arrangement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc (by E-mail):   Richard Grossman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP